UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),
(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. _)*

Eco Innovation Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

27888Q 102
(CUSIP Number)

January 25, 2023
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   Rule 13d-1(b)

 X Rule 13d-1(c)

   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27888Q 102 Page 2 of 5

1. Name of Reporting Persons

Alan T. Hawkins
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC USE ONLY

4. Citizenship or Place of Organization

United States
Number of

Shares

Beneficially

Owned by

Each

Reporting

Person With: 5. Sole Voting Power

75,000,000
 6. Shared Voting Power

0
 7. Sole Dispositive Power

75,000,000
 8. Shared Dispositive Power

0
9. Aggregate Amount Beneficially Owned by Each Reporting Person

75,000,000
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (11)

6.4%
12. Type of Reporting Person (See Instructions)

IN

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of Common Stock of Eco Innovation Group, Inc. (the Issuer).

 Item 1(a) Name of Issuer

Eco Innovation Group, Inc.

 Item 1(b) Address of Issuer's Principal Executive Offices

16525 Sherman Way, Suite C-1
Van Nuys, CA 91406

 Item 2(a) Name of Person Filing

Alan T. Hawkins

Item 2 (b). Address of Principal Business Office or, if None, Residence:

2106 NW 4th Pl
Gainesville, FL 32603

Item 2 (c). Citizenship:

United States

Item 2 (d). Title of Class of Securities:

Common Shares, par value $0.0001

Item 2 (e). CUSIP Number:

27888Q 102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
  (a) |_| Broker or dealer registered under Section 15 of the Act.
  (b) |_| Bank as defined in Section 3(a)(6) of the Act.
  (c) |_| Insurance company as defined in Section 3(a)(19) of the Act.
  (d) |_| Investment company registered under Section 8 of the Investment Company Act.
  (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
  (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  (g) |_| A parent holding company, in accordance with Rule 13d-1(b)(ii)(G);
  (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
  (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 27888Q 102 13G Page 4 of 5

Item 4. Ownership.

    Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

  (a) Amount beneficially owned:

    75,000,000 shares

  (b) Percent of Class

    6.4%

  (c) Number of shares as to which such person has:

  (i) Sole power to vote or to direct the vote

    75,000,000

  (ii) Shared power to vote or to direct the vote

    0

  (iii) Sole power to dispose or to direct the disposition of

    75,000,000

  (iv) Shared power to dispose or to direct the disposition of

    0
Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

 Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

 Item 6 Ownership of More than Five Percent of Another Person

Not applicable.

 Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

 Item 8 Identification and Classification of Members of the Group

Not applicable.

CUSIP No. 27888Q 102 Page 5 of 5

 Item 9 Notice of Dissolution of Group

Not applicable.

 Item 10 Certification

Not applicable.

CUSIP No. 27888Q 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 3, 2023

  By: /s/ Alan T. Hawkins
Alan T. Hawkins